05040192

ITED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8-66641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/13/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Buttonwood Group LLC
NN: Buttonwood Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Old Country Rd., Suite 209
(No. and Street)

Westbury NY 11590
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Landano 516-393-0500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPAs, P.C.
(Name - if *individual, state last, first, middle name)*

485 Underhill Blvd., Ste. 100 Syosset NY 11791
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 06 2005
THOMSON FINANCIAL

SEC RECEIVED APR 06 2005 179 PROCESSING SECTION WASH DC

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Landano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buttonwood Group LLC, as of DECEMBER 31 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Susan F. Pressimone

Notary Public

SUSAN F. PRESSIMONE
Notary Public, State of New York
No. 01PR6103460
Qualified in Nassau County
Commission Expires December 29, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTTONWOOD GROUP, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)

FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 13, 2004 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2004

BUTTONWOOD GROUP LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors & Members
Buttonwood Group, LLC
(A Limited Liability Company)
(A Development-Stage Company)
Garden City, New York

We have audited the accompanying statement of financial condition of Buttonwood Group, LLC, a Development-Stage Company, at December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the period from August 13, 2004 (date of inception) through December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buttonwood Group, LLC , a Development-Stage Company, at December 31, 2004, and the results of its operations and its cash flows for the period from August 13, 2004 (date of inception) through December 31, 2004, in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Miceli & Koenig

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 28, 2005

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

BUTTONWOOD GROUP LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

ASSETS:	
Cash	$26
Other assets	1,522
Total Assets	**$1,548**

LIABILITIES AND MEMBER'S DEFICIENCY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	1,750
MEMBER'S DEFICIENCY:	
Total Member's Deficiency	(202)
Total Liabilities and Member's Deficiency	**$1,548**

The accompanying notes are an integral part of these financial statements.

BUTTONWOOD GROUP LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE PERIOD AUGUST 13, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004

REVENUES:	
Commissions	$0
Other income	40
	40
OPERATING EXPENSES:	
Clearance and exchange fees	900
Communications and data processing	112
Office expenses	1,105
Professional fees	1,200
Other operating expenses	531
	3,848
NET LOSS	**($3,808)**

The accompanying notes are an integral part of these financial statements.

BUTTONWOOD GROUP LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD AUGUST 13, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004

	Total	Members' Equity
Balance August 13, 2004 (Date of Inception)	$0	$0
Capital contribution	3,606	3,606
Net loss	(3,808)	(3,808)
Balance December 31, 2004	($202)	($202)

The accompanying notes are an integral part of these financial statements.

BUTTONWOOD GROUP LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD AUGUST 13, 2004 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	($3,808)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	138
Increase in accounts payable, accrued expenses and other liabilities	1,750
NET CASH USED IN OPERATING ACTIVITIES	(1,920)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments for start-up and organizational costs	(1,660)
NET CASH USED IN INVESTING ACTIVITIES	(1,660)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	3,606
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,606
NET DECREASE IN CASH	26
CASH, BEGINNING OF PERIOD	-0-
CASH, END OF YEAR	**$26**

The accompanying notes are an integral part of these financial statements.

BUTTONWOOD GROUP, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Buttonwood Group, LLC ("The Company") was organized in New York on August 13, 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission (The "SEC") and has applied for membership on the Philadelphia Exchange.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development-Stage Operations

The Company was formed in Delaware on August 13, 2004. The Company is currently in the development stage and has been inactive from its inception through December 31, 2004.

Basis of Presentation

The Company will operate primarily as an introducing broker and will engage in the business of providing brokerage services for customers. As a matter of normal business practice, the Company will not assume positions in securities.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. At December 31, 2004, the Company did not have cash or cash equivalent balances at risk.

Intangible Assets

Intangible assets include costs incurred in organizing and starting up the broker dealer. These costs are being amortized over the term of five years utilizing the straight-line method.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Federal and state income taxes have not been provided for because a Limited Liability Company (an LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax return.

3 - ORGANIZATION COSTS

The unamortized organization costs consist of the expenses incurred to organize and start operations in the Company and amounted to $1,660. The costs are being amortized over a five-year period using the straight-line method.

4 - NET CAPITAL REQUIREMENTS

The Company will be subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company will be subject to net minimum requirement for the Philadelphia Exchange of $120,000.

5 - COMMITMENTS AND CONTINGENCIES

The Company will be contingently liable for losses incurred by its clearing brokers from defaults in payment of funds or delivery of securities by any introduced customer accounts.

6 - CONCENTRATION OF CREDIT RISK

Customer transactions will be cleared through other broker-dealers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker-dealer may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

In the normal course of business, the Company will be entering into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

6 - CONCENTRATION OF CREDIT RISK (CONT'D).

The Company's policy will be to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company will have a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2004, no customer accounts have been opened.

BUTTONWOOD GROUP, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL
FOR THE PERIOD AUGUST 13, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total member's equity		$ (202)
Less: nonallowable assets		
Other assets	1,522	
		1,522
Net Capital		**$ (1,724)**

The Company is not subject to the net capital requirements of any exchanges since it is not yet a member of any exchanges. The Company has applied to the Philadelphia Exchange. However, membership as of the date of this financial statement is pending.

The accompanying notes are an integral part of these financial statements.

BUTTONWOOD GROUP LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE PERIOD AUGUST 13, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

The accompanying notes are an integral part of these financial statements.

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members and Board of Directors of
Buttonwood Group, LLC
(A Limited Liability Company)
(A Development-Stage Company)
Garden City, New York

In planning and performing our audit of the financial statements and supplemental schedules of Buttonwood Group, LLC, a Development-Stage Company, ("The Company") for the period from August 13, 2004 (date of inception) through December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of compliance, with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15(c)3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reductions of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company will not and does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 28, 2005